UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE,

SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF

THE SECURITIES AND EXCHANGE ACT 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

For the transition period from              to

Commission file number 1-15967

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Dun & Bradstreet Corporation 401 (k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Dun & Bradstreet Corporation,

103 JFK Parkway, Short Hills, NJ 07078

The Dun & Bradstreet Corporation 401(k) Plan

*	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrators of

The Dun & Bradstreet Corporation 401 (k) Plan

In our opinion, the accompanying statements of net assets available for Plan benefits and the related statement of changes in net assets available for Plan benefits present fairly, in all material respects, the net assets available for Plan benefits of The Dun & Bradstreet Corporation 401(k) Plan, (the “Plan”) at December 31, 2007 and 2006, and the changes in net assets available for Plan benefits for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

New York, NY

June 20, 2008

The Dun & Bradstreet Corporation 401(k) Plan

Statements of Net Assets Available for Plan Benefits

As of December 31, 2007 and 2006

(dollars in thousands)

	2007	2006
Assets:
Investments at fair value (see Notes 2, 3 and 4)	$840,391	$857,977

Net assets available for plan benefits at fair value	840,391	857,977

Adjustment from fair value to contract value for fully benefit-responsive investment contracts (see Note 2)	(112)	3,348

Net assets available for plan benefits	$840,279	$861,325

See accompanying notes to the financial statements.

The Dun & Bradstreet Corporation 401(k) Plan

Statement of Changes in Net Assets Available for Plan Benefits

Year Ended December 31, 2007

(dollars in thousands)

Additions:
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments (see Note 3)	$23,484
Interest income	8,752
Dividend income	13,027

45,263
Contributions:
Participant	26,704
Employer	11,570
Transfers in (see Note 1)	1,060

Total contributions	39,334

Total additions	84,597

Deductions:
Deductions from net assets attributed to benefits paid to participants	105,578
Administrative expenses	65

Total deductions	105,643

Net decrease	(21,046)
Net assets available for plan benefits:
Beginning of year	861,325

End of year	$840,279

See accompanying notes to the financial statements.

The Dun & Bradstreet Corporation 401(k) Plan

Notes to Financial Statements

December 31, 2007 and 2006

1.	Background and Plan Description

The Dun & Bradstreet Corporation (the “Company”) maintains a Trust (the “Trust”) for the purpose of holding the assets of The Dun & Bradstreet Corporation 401(k) Plan (the “Plan”).

The following summary of major Plan provisions in effect for the plan year is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan has been amended to reflect the provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001.

Eligibility

All active team members of the Company are immediately eligible to participate in the Plan on their date of hire. Active team members hired after March 31, 2004, who have not enrolled in the Plan within 60 days of their hire date, will be automatically enrolled at a contribution rate of 3% of pre-tax eligible earnings in the default investment options under the Plan which are the age appropriate Barclays Global Investors LifePath Portfolios. A participant may elect either to change the contribution rate or not participate in the 401(k) Plan within 60 days of their hire date. Employee contributions are immediately 100% vested.

Contributions

Each eligible participant may contribute between 1% to 50% of compensation (subject to the Internal Revenue Service (“IRS”) limit of $225,000 for year 2007 and $220,000 for year 2006) to the Plan on a pre-tax basis and 16% on a post-tax basis, subject to an overall limit imposed by the Internal Revenue Code (“IRC”). The total pre-tax and post-tax contribution percentage cannot exceed 50%. In addition, participants age 50 and over have the ability to contribute up to an additional $5,000 in pre-tax contributions through the Plan’s catch-up contribution provisions. The Company makes matching contributions equal to 100% of the first 7% of eligible compensation contributed by the participant.

During the first quarter of 2006, the Company acquired a 100% ownership interest in Open Ratings. On February 28, 2007 assets totaling $1,060,218 were transferred into the Plan from the Open Ratings Plan. Participants of that plan were 100% vested in the assets that were transferred into the Plan.

On April 12, 2007, the Company’s Board of Directors amended the Plan effective July 1, 2007 to increase the Company match formula from 50% to 100% of a team member’s contributions and to increase the maximum match from 6% to 7% of such team member’s eligible compensation. In addition the Board approved the extension of the automatic enrollment provision to active team members who did not participate in the Plan.

Participant Accounts

A separate account is established and maintained for each Plan participant. Contributions by the participant and the Company are invested in one or more of the Plan’s investment funds as designated by the participant. Participants may have no more than 50% of contributions directed to The Dun & Bradstreet Common Stock Fund. Income earned, administrative expenses and net appreciation or depreciation on Plan investments for a given fund are allocated in proportion to the participant’s account balance in that fund on a daily basis. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

The Dun & Bradstreet Corporation 401(k) Plan

Notes to Financial Statements

December 31, 2007 and 2006

The Plan is a participant directed plan. The Plan currently offers the following fourteen investment options:

(a)	The Dun & Bradstreet Corporation Stable Value Fund is invested in traditional guaranteed investment contracts (GIC’s), cash and a diversified pool of high quality fixed income securities via three Galliard fixed income collective funds. These fixed income securities are wrapped with wrap contracts issued by high quality financial institutions (AAA/AA rated). These wrap contracts serve to stabilize the return of the Fund by offsetting price fluctuations of the underlying fixed income securities.

(b)	The PIMCO Total Return Fund – Institutional Class is invested primarily in investment-grade bonds, including U.S. government, corporate, mortgage-backed and foreign bonds.

(c)	The Barclays Global Investors Balanced Index Fund is invested approximately 60% in an S&P 500 Index Fund and approximately 40% in a U.S. Debt Market Fund.

(d)	The Dun & Bradstreet Corporation Common Stock Fund is invested primarily in the common stock of The Dun & Bradstreet Corporation, as well as a small amount of short-term investments held in a Fidelity money market fund to provide liquidity for daily participant activity.

(e)	The Northern Small Cap Value Fund is normally invested at least 80% of net assets in equity securities of small capitalization companies with market capitalization that are, at the time of purchase, within the range of the Russell 2000 Index. The fund primarily invests in the securities of U.S. issuers, but it may also invest to a limited extent in the securities of foreign issuers.

(f)	The Fidelity Blue Chip Growth Fund is invested in common stocks of well-known and established companies considered “blue chip” by the fund’s portfolio manager. The fund may also invest in companies believed to have above-average growth potential.

(g)	The Fidelity Diversified International Fund is normally invested in non-U.S. securities, primarily in common stock. The fund may invest in emerging markets, convertible securities and cash-equivalent investments.

(h)	The Fidelity Equity Income Fund is normally invested at least 80% of assets in equity securities, primarily in income-producing equity securities which tend to lead to investments in large-cap stocks. The fund may also invest in other types of equity and debt securities, including lower-quality debt securities.

(i)	The Fidelity Low-Priced Stock Fund is normally invested at least 80% of assets in “low-priced” common stocks. Low-priced stocks are stocks that are priced at or below $35 per share at the time of investment. Often these are stocks of smaller, less well-known companies that the fund’s portfolio manager considers undervalued. Effective July 1, 2004, this fund was closed to new investors. Participants with balances in the fund prior to July 1, 2004 can continue to contribute and transfer into and out of the fund. Effective May 13, 2008, the Fidelity Low-Priced Stock Fund reopened to all participants in the Dun & Bradstreet Corporation 401(k) Plan.

The Dun & Bradstreet Corporation 401(k) Plan

Notes to Financial Statements

December 31, 2007 and 2006

(j)	The Barclays Global Investors Mid and Small Capitalization Index Fund is invested in stocks of medium- and small-sized U.S. companies. The fund will consider investing in substantially all U.S. common stocks that are not included in the S&P 500 Index.

(k)	The Barclays Global Investors International Equity Index Fund is invested in stocks of highly capitalized companies in 21 developed countries located in Western Europe, Australia, Japan and the Pacific Rim.

(l)	The Barclays Global Investors S&P 500 Index Fund is invested in the stocks included in the S&P 500 Index, which contains 500 predominantly large U.S. – based companies.

(m)	The Barclays Global Investors LifePath Portfolios – including LifePath 2010, 2015, 2020, 2025, 2030, 2035, 2040, 2045, and LifePath Retirement is invested in multiple asset classes in the U.S. and abroad. Each portfolio seeks to produce competitive returns over a set period of time while controlling risk, utilizing a combination of all or some of the following investments: stocks, bonds, real estate investment trusts (REITs), Treasury inflation protection securities (TIPS), and money market investments. Except for the Retirement Portfolio which maintains a static allocation, as time passes, a team of investment managers at Barclays Global Investors gradually shifts the investment mix from a greater concentration of higher-risk investments (namely stock funds and REITs) to a greater concentration of lower-risk investments (bond funds, TIPS, and money market instruments). The names of the LifePath Portfolios are based on the approximate year when investors need their money from the portfolio.

(n)	The Munder Mid-Cap Core Growth Fund is invested in at least 80% of its assets in equity securities of mid-capitalization companies. The Fund defines these as companies with a market capitalization similar to those represented by the S&P MidCap 400 Index.

Effective June 29, 2007, the Moody’s Corporation Common Stock Fund was removed as an investment option in the Plan. Any remaining participants asset’s in the Moody’s Corporation Common Stock Fund on June 29, 2007 were allocated to the Barclay’s Global Investors LifePath Portfolios based on the year the participant would be eligible for retirement.

Payment of Benefits

If a participant leaves the Company for reasons other than retirement, death or total and permanent disability, the participant is entitled to receive the vested value of the account balance. If a participant’s vested account value is $1,000 or less, it will be paid in a lump-sum payment. If the vested value of the account balance is greater than $1,000, a participant may request an immediate lump-sum payment, or a participant may choose to delay payment to a later date, but not beyond April 1 of the year after the participant reaches age 70 1/2. If a lump-sum distribution is received, the participant may be eligible to roll it over into another employer plan or Individual Retirement Account (“IRA”).

If a participant retires from the Company, in accordance with the terms of the Company’s retirement plan, the participant’s account balance will become 100% vested, regardless of the actual years of service. If the account value is $1,000 or less, it will be paid in a lump-sum payment. If the value of the account balance is greater than $1,000, the participant may request an immediate lump-sum payment or may elect to receive the 401(k) Plan account balance in annual installments for a period of up to 20 years, but generally not greater than the participant’s life expectancy or the joint life expectancy of the participant and his or her designated beneficiary. A participant may choose to delay payment of their account to a later date, but not beyond April 1

The Dun & Bradstreet Corporation 401(k) Plan

Notes to Financial Statements

December 31, 2007 and 2006

of the year after the participant reaches age 70 1/2. If a lump-sum distribution is received, the participant may be eligible to roll it over into another employer plan or IRA.

If a participant becomes totally and permanently disabled while actively employed by the Company, the participant’s account balance will become 100% vested, regardless of the actual years of service. If the account value is $1,000 or less, the participant will receive a lump-sum payment. If the value of the account balance is greater than $1,000, the participant may request an immediate lump-sum payment or may elect to receive annual installments for a period of up to 20 years, but generally not greater than the participant’s life expectancy or the joint life expectancy of the participant’s and his or her designated beneficiary. A participant may choose to delay payment of the account to a later date, but not beyond April 1 of the year after the participant reaches age 70 1/2. If a lump-sum distribution is received, the participant may be eligible to roll it over into another employer plan or IRA.

If a participant dies while actively employed by the Company, the participants account balance will become 100% vested, regardless of the actual years of service. If a participants dies after he or she leaves the Company (other than due to retirement or permanent and total disability) but before any payment from the 401(k) Plan, the vested account balance may be paid to the participant’s beneficiary in one lump-sum payment.

Participant Loans

Participants may obtain loans from the Plan, which are collateralized by the vested balance in their accounts. The Plan limits the total number and amount of loans outstanding at any time for each participant, to two loans. The minimum loan amount is $500 and the maximum is the lower of 50% of a participant’s vested account balance or $50,000, limited by existing outstanding loans. Interest rates applicable to Plan loans are based on the prime rate as reported in The Wall Street Journal on the last business day of the month before the loan is processed plus 200 basis points. At December 31, 2007 and 2006, interest on participant loans ranged between 6% and 11.5%.

Vesting

Participants are immediately vested in their employee contributions plus actual earnings thereon. The Plan provides for 100% vesting in the value of Company contributions plus actual earnings thereon to a participant’s Plan account at the end of three years of vesting service. In addition, a participant becomes 100% vested in the value of Company contributions immediately upon attainment of age 65 or if he or she becomes totally and permanently disabled or dies.

Amounts forfeited by non-vested participants who terminated employment during the year ended December 31, 2007 were $386,340. As of December 31, 2007 and 2006, forfeited participant accounts totaled $117,831 and $168,139 and will be used to reduce future Company contributions.

Administration of the Plan

The compensation committee of the Board of Directors of the Company appointed three committees to perform certain administrative and fiduciary responsibilities for the Plan. The three committees consist of the Plan Benefits Committee, the Qualified Plan Investment Committee and the Plan Administration Committee (the “Administrators”). Fidelity Management Trust Company (the “Trustee”) is the Trustee of the Plan and has custody of the Plan’s assets. The expenses of administering the Plan are paid by the Company except for investment management fees which are charged to the Plan.

The Dun & Bradstreet Corporation 401(k) Plan

Notes to Financial Statements

December 31, 2007 and 2006

Plan Termination

While the Company has not expressed any intention to discontinue its contributions or to terminate the Plan, it is free to do so at any time subject to the provisions of ERISA and the IRC, which state that, in such event, all participants of the Plan shall be fully vested in the amounts credited to their accounts.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual method of accounting.

As described in Financial Accounting Standards Board (“FASB”), Staff Position (“FSP”) AAG INV-1 and Statement of Position (“SOP”) 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans,” investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the Statement of Net Assets Available for Plan Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. The most significant estimates of the Plan relate to the valuation of investments. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, common / collective trusts, mutual funds, and other investment securities. Certain investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values in the near term could materially affect the amounts reported in the Statements of Net Assets Available for Plan Benefits and the Statement of Changes in Net Assets Available for Plan Benefits, as well as participant account balances.

The Plan is exposed to credit loss in the event of non-performance by the companies with whom the investment contracts are placed. However, the Plan administrators do not anticipate non-performance by these companies.

Payment of Benefits

Benefits are recorded when paid.

The Dun & Bradstreet Corporation 401(k) Plan

Notes to Financial Statements

December 31, 2007 and 2006

Investment Valuation

The Plan’s investments are stated at fair value. Quoted market prices are used to value investments. Investments in Mutual Funds are valued at the closing fund share price based on market quotations on the last business day of the plan year. Investments in common stock are valued based on their closing quoted market price on the last business day of the plan year. Common/Collective Trusts are valued at the net asset value as reported by the fund managers. Fair values of the underlying investments are based upon the latest published market quotations, where available. The fair value of guaranteed investment contracts is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. The fair value of the wrap contracts for the synthetic investment contracts is determined using the replacement method value based on information provided by the issuers. Individual assets of the synthetic investments contracts are valued at representative quoted market prices or at net asset value of the underlying fund. Participant loans are valued at cost plus accrued interest which approximates fair value. The fair value of the wrapper contracts for synthetic GIC’s is determined by reference to various inputs including the difference between the market value for wrap fees and actual wrap fees currently charged.

Investment Transactions and Investment Income

Purchases and sales of securities are reflected on a trade date basis. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation or (depreciation) in the fair value of its investments excluding insurance and investment contracts, which consist of realized gains and losses and the unrealized appreciation and depreciation on those investments.

3.	Investments

Investments held by the Plan at December 31, 2007 and 2006 are summarized as follows:

(dollars in thousands)	2007	2006
At fair value:
Common Stocks	$87,900	$191,205
Common/Collective Trusts	369,988	311,144
Mutual Funds	182,527	143,741
Separate Account in Guaranteed Investment Contracts	163,510	195,562
Separate Account Investment in Synthetic Contracts	18,357	—
Short Term Funds	12,612	10,836
Participant Loans	5,497	5,489

Total investments held by the Plan	$840,391	$857,977

The Dun & Bradstreet Corporation 401(k) Plan

Notes to Financial Statements

December 31, 2007 and 2006

Investments that represent 5% or more of the Plan’s net assets at December 31, 2007 and 2006 are identified as follows:

(dollars in thousands)	2007	2006
At fair value:
Common Stocks:
The Dun & Bradstreet Corporation Common Stock	$87,900	$86,322
Moody’s Corporation Common Stock (Notes 1 and 6)	*	$104,883
Common/Collective Trust:
Barclays Global Investors Mid/Sm Cap Index Fund	$49,480	$48,750
Barclays Global Investors S&P 500 Index	$211,489	$217,917
Mutual Funds:
Fidelity Diversified International Fund	$50,953	*
Separate Account in Guaranteed Investment Contracts:
Metropolitan Life Insurance Co	*	$50,741
Principal Life Insurance	*	$45,726

*	Represents less than 5%

The Dun & Bradstreet Corporation 401(k) Plan

Notes to Financial Statements

December 31, 2007 and 2006

During 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

(dollars in thousands)
Common Stocks:
The Dun & Bradstreet Corporation Common Stock	$6,516
Moody’s Corporation Common Stock	(5,949)
Common / Collective Trusts:
Barclays Global Investors Mid / Sm Cap Index Fund	2,617
Barclays Global Investors S & P 500 Index Fund	11,262
Barclays Global Investors International Equity Index Fund	3,131
Barclays Global Investors Balance Index Fund	1,626
Barclays Global Investors LifePath Portfolio RET D	156
Barclays Global Investors LifePath Portfolio 2010 D	141
Barclays Global Investors LifePath Portfolio 2015 D	147
Barclays Global Investors LifePath Portfolio 2020 D	70
Barclays Global Investors LifePath Portfolio 2025 D	1
Barclays Global Investors LifePath Portfolio 2030 D	(9)
Barclays Global Investors LifePath Portfolio 2035 D	(35)
Barclays Global Investors LifePath Portfolio 2040 D	3
Barclays Global Investors LifePath Portfolio 2045 D	10
Mutual Funds:
Fidelity Equity Income Fund	(1,722)
Fidelity Blue Chip Growth Fund	(144)
Fidelity Low Prices Stock Fund	(1,434)
Fidelity Aggressive Growth Fund	2,819
Fidelity Diversified International Fund	473
PIMCO Total Return Fund - Administrative Class	325
Munder Mid-Cap Core Growth	3,665
Northern Small Cap Value	(185)

$23,484

4.	Contracts with Insurance Companies

The Plan had a Special Fixed Income Fund which was comprised of benefit-responsive investment contracts with various insurance companies. These benefit responsive investment contracts or GIC’s are contracts issued by insurance companies that guarantee a return at a set rate of interest for the life of the contract. Effective September 28, 2007, the Plan changed these investments to the Dun & Bradstreet Corporation Stable Value Fund. The Stable Value Fund consists of fixed income securities (bonds), cash equivalents and wrap contracts. The Stable Value Fund is invested in broadly diversified portfolios of fixed income securities including financial instruments issued by highly rated companies. Synthetic GIC’s include security-backed contracts which are comprised of two components: an underlying fixed income portfolio that invests in U.S. domestic fixed income

The Dun & Bradstreet Corporation 401(k) Plan

Notes to Financial Statements

December 31, 2007 and 2006

securities (bonds) and a wrap contract issued by a financial institution to provide stability of principal and interest. The Fund may hold traditional Guaranteed Investment Contracts (GIC’s) and cash equivalents. The GIC’s previously associated with the Special Fixed Income Fund will remain in the Stable Value Fund until they mature at which time the money from the contracts will be invested in security backed contracts. By April 2010, all of the existing GICs will have matured.

As described in Note 2, because the investment contracts are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the investment contract. Contract value, as reported to the Plan by the insurance companies, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves required against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rates ranged from 3.13% to 5.47% for 2007 and from 3.29% to 5.72% for 2006. Credited interest rates for fixed rate contracts are fixed for the duration of such contracts and depend upon market conditions when the contract is negotiated. For floating rate contracts, interest rates are reset each quarter.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under Employee Retirement Income Security Act of 1974. The Plan administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The investment contracts do not permit the insurance companies to terminate the agreement prior to the scheduled maturity date.

5.	Tax Status

The IRS has determined and informed the Company by a letter dated December 2, 2002, that the Plan and related Trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. In January 2008, in accordance with IRS procedures a request for a new determination letter was filed with the IRS. The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Accordingly, no provision is made for income taxes in the accompanying financial statements. Participants will not be subject to income tax for contributions made on their behalf by the Company, nor on money earned by the Plan and credited to their account until such time as they withdraw their balance.

The Dun & Bradstreet Corporation 401(k) Plan

Notes to Financial Statements

December 31, 2007 and 2006

6.	Related-Party Transactions

Certain Plan investments are in shares of mutual funds managed by Fidelity Management Trust Company. Fidelity Management Trust Company is the Trustee and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for administrative services paid to the trustee amounted to $65,267 for the year ended December 31, 2007.

The Plan invests in common stock of The Dun & Bradstreet Corporation and had invested in the common stock of Moody’s Corporation (see Note 1). These qualify as party-in-interest transactions. Following is the activity for the years ending December 31, 2007 and 2006

(dollars in thousands)	The Dun & Bradstreet Corporation		Moody’s Corporation
	2007	2006	2007	2006
Settled amount from purchases	$7,252	$3,135	—	—
Settled amount from sales	$7,320	$8,775	$91,593	$17,403
Dividend paid	$1,022	—	$214	$477
Net appreciation/(depreciation)	$6,516	$17,343	$(5,949)	$11,921
Total value of the Plan 12/31	$87,900	$86,322	—	$104,883

7.	Subsequent Events

During the first quarter of 2007 the Company acquired 100% ownership interest of First Research, Inc. On February 1, 2008 assets totaling $1,011,042 were transferred into the Plan from the First Research, Inc. Plan. In the fourth quarter of 2007 the Company acquired 100% ownership interest of Purisma, Incorporated and AllBusiness.com, Inc. On May 1, 2008 assets totaling $1,127,058 were transferred into the Plan from the Purisma Incorporated Plan. Effective August 1, 2008, all assets in the AllBusiness.com, Inc. Plan will be transferred into the Plan.

8.	Recently Issued Accounting Standards

In July 2006, the FASB issued FASB Interpretation No. (“FIN”) 48, “Accounting for Uncertainty in Income Taxes,” or “FIN 48,” an interpretation on Statement of Financial Accounting Standards (“SFAS”) No. 109 “Accounting for Income Taxes.” This interpretation, which was effective for fiscal year beginning after December 15, 2006, clarifies the accounting for uncertainty in tax positions taken or expected to be taken in a tax return. FIN 48 provides guidance on the measurement, recognition, classification and disclosure of tax positions, along with accounting for the related interest and penalty. Benefit Plans are generally tax exempt and the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC (see Note 5). Accordingly, no tax is reflected because the Plan is qualified and therefore tax exempt.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” or “SFAS No. 157,” which defines fair value, establishes a framework for measuring fair value under U.S. GAAP and expands fair value measurement disclosures. SFAS No. 157 does not require new fair value measurements and is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently assessing the impact the adoption of SFAS No. 157 will have, if any, on the Plan’s financial statements.

The Dun & Bradstreet Corporation 401(k) Plan

Notes to Financial Statements

December 31, 2007 and 2006

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities an amendment of FASB SFAS No. 133” or “SFAS No. 161.” SFAS No. 161 requires disclosures of how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for and how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. SFAS No. 161 is effective for fiscal years beginning after November 15, 2008, with early adoption permitted. The Company is currently assessing the impact the adoption of SFAS No. 161 will have, if any, on the Plan’s financial statements.

9.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of Net Assets Available for Plan Benefits per financial statements to the Form 5500:

(dollars in thousands)	December 31, 2007	December 31, 2006
Net assets available for plan benefits per financial statements:	$840,279	$861,325
Less: adjustment from fair value to contract value for fully benefit-responsive investment contracts	(112)	3,348

Net assets available for plan benefits per Form 5500:	$840,391	$857,977

The following is a reconciliation of the Net decrease in assets per the financial statements to the Form 5500:

(dollars in thousands)	December 31, 2007	December 31, 2006
Net decrease in assets per financial statements:	$(21,046)	$36,290
Less: Transfer to this plan	1,060	—
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	3,460	(3,348)

Net income per Form 5500:	$(18,646)	$32,942

The Dun & Bradstreet Corporation 401 (k) Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2007

(a)	(b)	(c)			(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral par or maturity value	Price Per Unit / Share	Number of Shares / Units	Cost	Current Value
*	The Dun & Bradstreet Corporation Common Stock Fund	Common Stocks	88.63	991,758	$43,577,369	$87,899,512

	Barclays Global Investors Mid / Sm Cap Index Fund	Common / Collective Trusts	42.47	1,165,068	**	49,480,458
	Barclays Global Investors S & P 500 Index Fund	Common / Collective Trusts	46.46	4,552,067	**	211,489,053
	Barclays Global Investors International Equity Index Fund	Common / Collective Trusts	17.59	1,966,952	**	34,608,496
	Barclays US Debt Market Fund	Common / Collective Trusts	23.08	484,630	**	11,185,265
	Barclays Global Investors LifePath Portfolio RET D	Common / Collective Trusts	10.91	531,606	**	5,799,826
	Barclays Global Investors LifePath Portfolio 2010 D	Common / Collective Trusts	10.96	541,162	**	5,931,136
	Barclays Global Investors LifePath Portfolio 2015 D	Common / Collective Trusts	11.00	943,740	**	10,381,144
	Barclays Global Investors LifePath Portfolio 2020 D	Common / Collective Trusts	11.02	1,425,232	**	15,706,061
	Barclays Global Investors LifePath Portfolio 2025 D	Common / Collective Trusts	11.05	1,082,961	**	11,966,721
	Barclays Global Investors LifePath Portfolio 2030 D	Common / Collective Trusts	11.07	779,832	**	8,632,743
	Barclays Global Investors LifePath Portfolio 2035 D	Common / Collective Trusts	11.08	287,302	**	3,183,306
	Barclays Global Investors LifePath Portfolio 2040 D	Common / Collective Trusts	11.10	72,998	**	810,278
	Barclays Global Investors LifePath Portfolio 2045 D	Common / Collective Trusts	11.13	73,091	**	813,506

						369,987,993

*	Fidelity Equity Income Fund	Mutual Funds	55.16	445,469	**	24,572,048
*	Fidelity Blue Chip Growth Fund	Mutual Funds	44.06	472,870	**	20,834,653
*	Fidelity Low Prices Stock Fund	Mutual Funds	41.13	669,076	**	27,519,101
*	Fidelity Diversified International Fund	Mutual Funds	39.90	1,277,027	**	50,953,364
	Munder Mid-Cap Core Growth Fund	Mutual Funds	30.36	993,395	**	30,159,465
	PIMCO Total Return Fund - Institutional Class	Mutual Funds	10.69	2,575,551	**	27,532,639
	Northern Small Cap Value Fund	Mutual Funds	13.89	68,822	**	955,936
*	Fidelity Investments Short Term Investment Fund	Money Market Funds				1,603,413

						184,130,619

	Dun & Bradstreet Stable Value Fund - Insurance and Investment Contracts
	Traditional GICs
	Metropolitan Life Insurance Co	Insurance Contracts #28891 10/01/08 3.56%	1.00	12,447,005	**	12,447,005
	Metropolitan Life Insurance Co	Insurance Contracts #29126 10/01/09 3.61%	1.00	9,158,748	**	9,158,748
	Metropolitan Life Insurance Co	Insurance Contracts #29625 04/01/2010 5.00%	1.00	10,723,506	**	10,723,506
	Monumental Life Insurance	Insurance Contracts #SV04493Q 4/01/09 4.28%	1.00	8,284,222	**	8,284,222
	Monumental Life Insurance	Insurance Contracts #SV04494Q 10/01/09 4.39%	1.00	8,460,556	**	8,460,556
	Monumental Life Insurance	Insurance Contracts #SV04572Q 10/01/09 4.42%	1.00	8,392,385	**	8,392,385
	New York Life Insurance	Insurance Contracts #GA31862 4/01/08 3.13%	1.00	6,047,521	**	6,047,521
	New York Life Insurance	Insurance Contracts #GA31817 10/01/08 3.51%	1.00	12,416,986	**	12,416,986
	Pacific Life Insurance Co	Insurance Contracts # G-26694-02 4/01/08 3.76%	1.00	20,555,201	**	20,555,201
	Principal Life Insurance	Insurance Contracts #4-04402-09 3/31/08 3.72%	1.00	5,352,936	**	5,352,936
	Principal Life Insurance	Insurance Contracts #4-04402-12 3/31/09 3.63%	1.00	9,165,578	**	9,165,578
	Principal Life Insurance	Insurance Contracts #4-04402-11 4/01/09 3.29%	1.00	5,007,662	**	5,007,662
	Principal Life Insurance	Insurance Contracts #4-04402-14 4/01/10 4.88%	1.00	12,588,932	**	12,588,932
	Principal Life Insurance	Insurance Contracts #4-04402-13 10/01/09 5.15%	1.00	7,089,166	**	7,089,166
	Prudential Insurance Co	Insurance Contracts # 62023 04/01/10 4.47%	1.00	11,068,865	**	11,068,865
	ING Institutional Markets	Insurance Contracts # IUS0238 10/01/09 5.08%	1.00	10,751,007	**	10,751,007
	Hartford Life Insurance	Insurance Contracts #GA10744A 4/01/10 4.57%	1.00	6,000,000	**	6,000,000

						163,510,276

	Synthetic GICs
	Monumental Life Insurance	Synthetic GIC 5.47% constant duration				—
	State Street Bank & Trust	Synthetic GIC 5.47% constant duration				—
	Underlying Assets Galliard Intermediate Bond Fund (Fixed Income Fund)	Security-Backed Contracts 5.47%	18.13	844,347	**	15,305,091

	Total fair value					15,305,091
	JP Morgan Chase Bank N.A.	Synthetic GIC 5.42% constant duration				—
	Underlying Assets Galliard Short AAA Fund (Fixed Income Fund)	Security-Backed Contracts 5.42%	11.39	267,912	**	3,051,689

	Total fair value					3,051,689

						18,356,780

	Wells Fargo Short-Term Investment Fund	Money Market Funds	1.00	11,008,724	**	11,008,724

	Total Value Dun & Bradstreet Stable Value Fund					192,875,780

	Loans to Participants	Participants Loans (interest rates ranging from 6% - 11.50% and maturing through 2017)				5,496,926

		TOTAL INVESTMENTS				$840,390,830

*	Party In Interest Transactions
**	Not applicable as these are participants-directed transactions

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Benefits Committee, the Qualified Plan Investment Committee and the Plan Administration Committee of The Dun & Bradstreet Corporation have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

THE DUN & BRADSTREET CORPORATION 401 (k) PLAN

	BY:	/s/ Anthony Pietrontone, Jr.
Anthony Pietrontone, Jr.
Principal Accounting Officer, The Dun & Bradstreet Corporation

Date: June 20, 2008

/s/ Patricia A. Clifford
Patricia A. Clifford
Senior Vice President and Chief Human Resources Officer, The Dun & Bradstreet Corporation